Exhibit 99.1

June 29, 2021

Board of Directors

TESSCO Technologies Incorporated

11126 McCormick Road

Hunt Valley, Maryland 21031

Dear Members of the Board,

Lakeview Investment Group & Trading Company, LLC (“Lakeview”) owns 1,031,591 shares of TESSCO Technologies Incorporated (“Tessco” or the “Company”), representing approximately 11.6% of the outstanding shares, making Lakeview the Company’s second largest stockholder. We are writing today to express our view that Tessco retain a reputable investment bank to run a full and fair process to sell the Company.

We have followed the Company closely for two decades, from the relatively early days of the cellular wireless industry. After a long history of profitability, the past five years have seen the Company’s profit turn increasingly negative, as can be seen in the chart below:1

1 Excluding goodwill impairment and restructuring charges.

After our initial discussions with CEO Sandip Mukerjee not long after he was hired in 2019, we were hopeful that a turnaround would occur, but in recent quarters, any confidence we had has dissipated. Mukerjee has now been with the Company for two years, during which time there has been more value destruction (as measured by profitability) than any two-year period in the Company’s nearly 30-year history as a public company. Under his leadership, the Company has consistently overpromised and underdelivered, guiding toward breakeven in recent quarters, but has completely missed the mark and lost approximately $15.6 million from continuing operations before taxes (or roughly $1.80 per share) in the past year alone (not including an astounding $2.6 million spent to oppose founder and largest stockholder Robert Barnhill’s consent solicitation process). Furthermore, at a run rate of approximately $85.5 million of selling, general, and administrative expenses, or approximately 22.9% of sales, the Company is spending stockholder capital at an unsustainable rate. The Company also appears to be losing significant market share, as the revamp of the Company’s sales team, highlighted by the hiring of Senior Vice President of Commercial Sales Eddie Franklin, who was brought on in April 2020 following Mukerjee’s hiring but who left the Company just over a year later, has clearly fallen well short of expectations.

Although the Company continues to try to spin its recent performance in a positive light, its financial and stock performance indicate the opposite, particularly when viewed in comparison to other companies that Tessco identifies as its peers. (It is worth noting that the Company, in its most recent Form 10-K, includes only two publicly traded comparable companies, down from four just a year ago, as Anixter International Inc. and Tech Data Corp. were both recently acquired, evidence that the industry is ripe for further consolidation.) Although the Company has blamed in part the impact of COVID-19 for its recent underperformance, the pandemic does not explain the continued margin deterioration it has experienced over the last few years, whereas both of its public competitors have seen margins recover after a brief COVID-19 related dip. This discrepancy in financial performance is borne out in the chart below, included in the Company’s most recent Form 10-K, comparing Tessco’s stock performance against its self-identified competitors as well as the Russell 2000. In the face of a rising bull market overall, and strong performance by the Company’s self-selected peers, Tessco has destroyed tremendous stockholder value.

While management claims to have a turnaround plan and preaches patience, no guidance has been forthcoming from the Company and the details of that plan remain vague. Undertaking a turnaround in the glare of the public markets is fraught with execution risk and will require proper management overnight (which we believe current leadership has failed to demonstrate) and substantial time and expense to reverse the Company’s mounting losses and bloated cost structure, all for a highly uncertain future. Therefore, we strongly believe that a sale of the Company is the optimal outcome for stockholders.

Tessco is at a major inflection point, and if the Company does not expeditiously pursue a bona fide sale process, we fear that considerably more value will be destroyed for stockholders. Tessco trades below its net asset value and has sufficient liquidity available on its line of credit, plus unencumbered real estate that our due diligence suggests is worth at least $30 million and for which the public markets do not give it credit. However, we are highly concerned that as the Company continues to lose money, the debt will continue to build, the net asset value will continue to decline, and the stock price will follow. As a nano-cap public company with extremely low trading volume, minimal analyst coverage, consistently poor performance in recent years, and inflated public company costs, we believe there is no justification for Tessco to remain public.

We believe there are a number of strategic and financial buyers who would have a genuine interest in pursuing a transaction with the Company, and are in fact aware of the Company’s refusal to engage with potentially interested parties on more than one occasion, in an apparent dereliction of the Board’s fiduciary duties to stockholders. As we have done, we urge the Board to assess the risk-adjusted long-term value that might be realized in the future by executing management’s plan and weigh this against the value that is realizable in the near-term through a sale of the Company.

In addition, we have serious concerns with the role that CEO Sandip Mukerjee and Chairman Paul Gaffney, the Company’s longest-tenured continuing director, have played in overseeing the Company’s declining financial and stock price performance and implementing a number of stockholder-adverse corporate governance actions (including increasing the share ownership requirement from 25% to 50% for stockholders to call a special meeting, which was voted down by stockholders as part of Mr. Barnhill’s consent solicitation process, and implementing a mandatory director retirement age that appeared to be designed to force the Company’s largest stockholder off the Board). For these reasons, we intend to express our dissatisfaction with Messrs. Mukerjee and Gaffney by WITHHOLDING AUTHORITY to vote our shares with respect to their election as directors at the Company’s upcoming 2021 annual meeting of stockholders.

We look forward to having a direct and constructive engagement with the Board to ensure that the Company pursues a full and fair sale process with the singular goal of maximizing value for stockholders.

Sincerely,

/s/ Ari B. Levy

Ari B. Levy
Manager